Exhibit 99.2

CBD ENERGY LIMITED ANNOUNCES VOLUNTARY APPOINTMENT OF ADMINISTRATOR AND PLANS FOR OPERATING SUBSIDIARY BUSINESSES OUTSIDE ADMINISTRATION

SYDNEY, Nov. 14, 2014 -- CBD Energy Limited (NASDAQ:CBDE) (“CBD”) announced today that it has entered voluntary administration with the intention of reorganizing its affairs as quickly as practicable through a deed of company arrangement under Australian Corporations Law. With one exception in Australia, all of CBD’s other operating business units will continue activities as usual outside of the administration process, including:

– Parmac Air Conditioning and Mechanical Services Pty Ltd (Australia)

– Westinghouse Solar Inc (USA)

– Green Earth Developers LLC (“GED”) (USA)

– Westinghouse Solar Ltd (UK)

CBD’s solar installation business in Australia will also enter voluntary administration, but a funding facility provided by the secured creditor will allow Westinghouse Solar Pty Ltd to continue operating and to service its substantial backlog of residential and commercial contracts without interruption.

During the administration process, management of CBD’s operating subsidiaries excluded from the proceedings (the “Excluded Companies”) will be directed by Boards whose members are William Morro, CBD’s non-executive Chairman, Carlo Botto, a CBD Director, and Richard Pillinger, CBD’s senior executive in the Australian region. Mr. Morro will serve as Chairman of the boards of the Excluded Companies and will direct and coordinate their business activities during the administration process. Mr. Morro stated, “This enterprise has strong and experienced business unit leaders on three continents all of whom are committed to working tirelessly to build their businesses and create value for CBD’s stakeholders. We are also fortunate to have financial support from CBD’s secured creditor during the administration process that will ensure the availability of working capital necessary to fund the continued growth of the Westinghouse Solar businesses worldwide and of GED and Parmac.”

As part of or shortly following the administration process, the reorganized company expects to restate its historical accounts as necessary and ensure that its regulatory filings are brought up to date. This process is complicated by the decision of CBD’s independent registered public accounting firm, PricewaterhouseCoopers, to resign as auditor of CBD’s financial statements in connection with CBD’s US legal and regulatory requirements, having concluded that it is not independent of CBD under applicable U.S. rules related to unpaid professional fees. As previously announced, CBD is preparing a plan to regain compliance with the NASDAQ listing rules requiring timely filing of periodic financial reports and expects to address the audit process as part of that plan.

The Administrators appointed by CBD are Said Jahani, and Trevor Pogroske, from Grant Thornton. Separately, Joseph Scarcella, insolvency and restructuring Partner at Ashurst – Australia, has been retained in relation to the administration and to assist in negotiating and preparing a potential restructure and other matters that may arise. If a reorganization plan is feasible, it is expected to be presented to creditors during December.

About CBD Energy Limited (CBDE)

Established in 1989, CBD Energy Limited is a diversified renewable energy company and a global leader in solar installations. Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBDE is focused on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the United Kingdom and the United States. CBDE markets its residential and commercial solar installations under the name Westinghouse Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license.

Headquartered in Sydney, with principal regional offices in London and New York, CBDE has completed projects across four continents in Australia, Fiji, Germany, Italy, New Zealand, Thailand, the United Kingdom and the United States. CBDE has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. For further information on CBD Energy Limited and Westinghouse Solar, please visit:

www.cbdenergy.com	www.westinghousesolar.com
www.westinghousesolar.com.au	www.westinghousesolar.co.uk

Caution Concerning Forward-Looking Statements

This news release contains 'forward-looking statements.' Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, including with respect to the completion of the Company’s audit and the filing of its annual report on Form 20-F, as well as those set forth in the Corporation's most recent Form F-1, as filed with the U.S. Securities and Exchange Commission (SEC), and involve expectations or beliefs about the growth of our businesses and the value associated with them, the outcome of and schedule for the voluntary administration process and the prospects for regaining compliance with the NASDAQ Listing Rules SEC filing requirements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and CBD Energy Limited assumes no obligation to update or revise these statements unless otherwise required by law.

CONTACT INFORMATION

CBD Energy Limited – investor@cbdenergy.com

Administrator - cbdenquiries@au.gt.com